FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

October 29, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is October 29, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports results of an independent resource estimate and that the gold resource at the Livengood Project, Alaska has doubled with 1.86M Ounces Gold Indicated and 2.17M Ounces Gold Inferred

.

Item 5.	Full Description of Material Change

The Issuer reports the results of its independently prepared mid-year mineral resource estimate for the Money Knob deposit at its Livengood gold project near Fairbanks, Alaska.  The independent study incorporates approximately half the drilling that has been completed on the property in 2008.  The Issuer anticipates a further major expansion of the open-ended resource when the results from the outstanding drilling are returned and an ‘end-of-program’ resource estimate is completed in mid-first quarter 2009.  In addition, the Issuer is very pleased to see such a large percentage of the estimated resources upgraded to the indicated category (approximately 45% indicated resources and 55% inferred resources) noting that the average grade of the previous 2007 inferred resource increased significantly in the 2008 indicated resource (a 17% increase in grade), see Table 1.

Table 1

Comparison of Livengood Resources from 2007 and 2008 (at 0.50 g/t gold cutoff)

Year	Classification	Au Cutoff (g/t)	Tonnes (millions)	Au (g/t)	Million Ozs Au
2007	Inferred	0.50	82.88	0.71	1.889
2008	Indicated	0.50	69.53	0.83	1.860
	Inferred	0.50	87.88	0.77	2.170

This new data confirms the Issuer’s belief that the Livengood Deposit has an excellent possibility to become one of North America’s largest new gold discoveries.  The pre-eminent gold endowment of the system is strongly illustrated by a 95% increase in the overall gold ounces when calculated at a 0.30 g/t cutoff (Table 2) and a 160% increase in the overall gold ounces when calculated at a 0.7 g/t gold cutoff.  This increase dramatically highlights the overall grade increase of the estimated resource in the deposit (Table 3).

Table 2

Comparison of Livengood Resource from 2007 and 2008 (at 0.30 g/t gold cutoff)

Year	Classification	Au Cutoff (g/t)	Tonnes (millions)	Au (g/t)	Million Ozs Au
2007	Inferred	0.30	188.01	0.54	3.269
2008	Indicated	0.30	138.54	0.61	2.730
	Inferred	0.30	205.78	0.55	3.640

Table 3

Comparison of Livengood Resource from 2007 and 2008 (at 0.70 g/t gold cutoff)

Year	Classification	Au Cutoff (g/t)	Tonnes (millions)	Au (g/t)	Million Ozs Au
2007	Inferred	0.70	33.23	0.93	0.985
2008	Indicated	0.70	36.37	1.06	1.240
	Inferred	0.70	42.78	0.96	1.320

Livengood Project Highlights

      Independent study notes that the Livengood Deposit has significant expansion potential beyond its current 1.86M ounce indicated and 2.17M ounce inferred gold resource estimate (at 0.5 g/t gold cutoff), with assay results still pending for many drill holes and the deposit remaining open in all directions.
      New deep and eastern step out drill holes to the Core Zone have intersected thick alteration zones, highlighting the potential for significant near-term expansions of the deposit.
      Preliminary metallurgical information shows favourable cyanide solubility for possible heap leaching with increasing recoveries at finer crush sizes offering milling potential of the higher grade areas.
      The project has a favourable logistical location and no major permitting hurdles have been identified to date.

These highly encouraging results have resulted in a decision by the Issuer to implement a major winter drilling project, now planned to commence in February 2009, which will test immediate high-grade Core Zone expansion targets directly to the east of the main body mineralization (for example, one hole along southern margin of the winter target area - MK-RC-0050 - returned 79.3 metres @ 1.16 g/t gold).

In addition, a drilling program is planned for summer 2009 to continue with the expansion of the deposit in the newly discovered Deep and Far East zones as well as the deposit in general.  Modeling of the existing drill data with surface geochemistry has identified a new target area to the south-west of the Core Zone that will be tested in February, 2009.  If these new large areas of surface gold returns positive results it could double the area of mineralization currently outlined in the existing resource estimate.  Following the anticipated completion of the winter drilling in the second quarter of 2009 the Issuer plans to complete an updated 2009 resource estimate that will be used in a preliminary economic assessment of the deposit currently planned for mid-2009.  A budget of approximately CAD $6M has been planned for the winter and summer programs in 2009.

Figure 1:

Block model of the indicated (69.53M tonnes - red) and inferred(87.88M tonnes - pink) resources at a 0.5 g/t gold cutoff  with areas of pending drill data for inclusion in year end model (block dashed lines) and future new target areas for 2009 program (stars).

The Issuer wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all weather Elliot Highway and the Trans Alaska pipeline corridor and approximately 55 kilometres north of the Alaska State power grid and along the proposed Alaska natural gas pipeline route.

The Issuer is currently engaged in the cyanide extraction analysis of numerous samples from both the oxide and non-oxide mineralized zones and, although this data is still preliminary, it indicates that both types of mineralization have the potential for heap leach extraction and that significant increases in recovery may be obtained with finer crushing (thus suggesting that milling of the higher grade areas of the deposit would be beneficial).

Currently, the Issuer estimates that less than 30% of the known shallow mineralized zone (down to 200 metres) has been effectively drill tested.  The Livengood target is open in all directions as well as at depth, with many of the recent deeper holes intersecting mineralization in the underlying lower sedimentary package (such as MK-RC-0023 with 57.9 metres @ 2.51 g/t gold and MK-RC-0060 with 82.3 metres @ 1.07 g/t gold).  A 3D image of the most recently released Livengood drill information can be viewed at: http://www.corebox.net/properties/livengood.

As a comparison, the Fort Knox mine, one of North America’s larger gold mines located 80 kilometres to the southeast of Livengood, reported in their March 30, 2007 43-101 technical report a proven and probable resource estimate of 159Mt at an average grade of 0.53g/t gold (the current mid-year Livengood resource significantly exceeds Fort Knox at this time).  The Fort Knox mine has announced that they are currently commissioning a large run of mine heap leach facility to augment their current milling operations, and estimates an average heap leach recovery of 61%.  The Fort Knox mine reported 2007 gold production of 338,459 ounces at a life of mine cash cost of approximately $390/ounce.  However, the Issuer cautions that this information with respect to the Fort Knox property and operations could not be verified by the Issuer and is not necessarily indicative of the mineralization on the Livengood Property or the potential production from, or cost of, any future mining of the Livengood Property.

Project Background

The Issuer controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of leased land from the Alaska Mental Health Trust and a number of smaller private mineral lessors.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2008 drilling program marks the first grid drilling resource definition campaign for the project and is only the initial step in what the Issuer envisions as a major long-term exploration program to define what it anticipates is one of the world’s largest new gold deposits.

Results of the Geologic Review and Resource Estimate

Geological Review

On October 28, 2008 Giroux Consultants Ltd. and Mineral Resource Services Inc. delivered the final draft of their technical report on the Livengood project (the “Report”), which includes information regarding the mineral resource estimate and 2008 surface exploration completed to the date of the Report.  The information describes gold mineralization in the deposit and possible ore controls.  Primary ore controls appear to be the intersection of favourable host lithologies with major structural zones which are interpreted to have acted as conduits for intrusion-related gold bearing fluids.  The volcanic, sedimentary and mafic rocks are favourable host rocks and are persistently mineralized.

Mineralization in the Money Knob deposit occurs at surface and forms stratabound and cross-cutting bodies in a large thrust faulted and recumbently folded sedimentary and volcanic sequence.  The main body of mineralization lies within a general 2 kilometre wide, 6 kilometre long northeast trending belt, with the current Core Zone focused along a northwest trending surface geochemical anomaly that is at least 1.6 kilometres long and 800 meters wide.  This large structural zone has localized a series of 90 million year old (Fort Knox age) dikes, sills and plugs that are believed to be related to the gold mineralization.  The configuration and thickness of the mineralized zones suggest a near-surface, low strip, bulk-mining scenario.

Resource Estimate

The indicated and inferred mineral resource estimate for the Livengood deposit covers an area of approximately 3.6 square kilometres and is based on 116 drill holes which have an average length of 217 meters and 11 trenches with an average length of 45 metres.

Approximately one third of the total estimated area (1.1 square kilometres) contains 98 of the drillholes and, in this area, the geology has been modeled to represent the volumes of the different stratigraphic units on the property.  Outside of the modeled area all the data was grouped together because there was insufficient geological control for more detailed analysis.  Statistically, each of the geological volumes was treated independently with individual capping grades applied.  However, the populations were not sufficiently different to be kriged independently.

Variogram modeling was done using 5 metre composites, the variography showed excellent continuity downdip and across dip with lesser continuity along strike.  Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit.  In total, 95 measurements were used.  Based on the general geology, a bulk density of 2.68 was used for the area outside the modeled volume.  In the model, blocks with dimensions of 20 x 20 metres horizontal and 5 metres vertical were estimated by ordinary kriging.

The geology of the holes which still have assays pending suggests that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be much larger than the current estimate.

Qualified Person and Quality Control/Quality Assurance

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, and Chris Puchner Chief Geologist (CPG 07048) for the Issuer who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipped to ALS Chemex for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this material change report is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist.  He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Issuer under NI 43-101.

Mr. Gary Giroux, MASc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 430-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Issuer under NI 43-101.

The Report will be finalized and filed on SEDAR within 45 days of the date of this material change report.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine. The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

October 29, 2008